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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                 SCHEDULE 14D-9
                               (Amendment No. 6)
                                 (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------
                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)
                             ---------------------
                    Common Stock, Par Value $0.50 Per Share
                         (Title of Class of Securities)
                             ---------------------
                                   969133107
                     (CUSIP Number of Class of Securities)
                             ---------------------
                               DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                       1300 S.W. Fifth Avenue, Suite 3800
                               Portland, OR 97201
                                 (503) 227-5581
 (Name, Address and Telephone Number of Person authorized to Receive Notice and
           Communication on behalf of the Person(s) Filing Statement)
                             ---------------------
                                With a copy to:

                             GARY L. SELLERS, ESQ.
                              MARIO A. PONCE, ESQ.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                               New York, NY 10017
                                 (212) 455-2000
                             ---------------------
 [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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     This Amendment No. 6 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000, and as subsequently amended December 12, 2000, December 18, 2000, December 22, 2000, December 26, 2000 and December 27, 2000 (as so amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION.

     Item 8(a) is hereby amended by adding the following at the end thereof:

     On December 28, 2000, the Honorable Janice R. Wilson signed and entered an order with respect to Weyerhaeuser's request that the Company provide, for inspection and copying, certain books and records of the Company dealing primarily with the identity and holdings of the Company's stockholders. The form of the order is attached hereto as Exhibit (a)(5)(xi) and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
     (a)(5)(xi) Form of order entered in State ex rel. Weyerhaeuser Company and
                Company Holdings, Inc. v. Willamette Industries, Inc., Multnomah County (Oregon) Circuit Case No. 0012-12698.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2000      WILLAMETTE INDUSTRIES, INC.

                              By:  /s/ DUANE C. MCDOUGALL
                                   ----------------------
                              Name:  Duane C. McDougall
                              Title: President and Chief Executive Officer
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                                 EXHIBIT INDEX

Exhibit
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     (a)(5)(xi) Form of order entered in State ex rel. Weyerhaeuser Company and
                Company Holdings, Inc. v. Willamette Industries, Inc., Multnomah County (Oregon) Circuit Case No. 0012-12698.